Exhibit 99.1

China Xiangtai Food Co., Ltd. Announces New Alliance to Secure 6.1 Megawatt Cryptocurrency Mining Capacity and Initial Deployment of 868 miners in Georgia, U.S.

New York, May 5, 2022 (GLOBE NEWSWIRE) – China Xiangtai Food Co., Ltd. (NASDAQ: BTOG) ("China Xiangtai " or the "Company") (new name Bit Origin Limited pending name registration), an emerging growth company engaged in crypto mining business with a diversified expansion strategy, today announced that it has entered into a hosting agreement (the “Agreement”) with Horizon Mining Ltd (“Horizon”), an American operator of crypto mining site located in Georgia, U.S., on May 1, 2022, to secure its cryptocurrency mining capacity of up to 6.1 megawatt (“MW”). In addition, the Company also announced that its first batch of 868 miners will be deployed in Georgia, U.S. on May 5, 2022.

The site is located in Georgia Center for Innovation & Manufacturing in Macon City, Georgia. The Company expects to have its final inspection and power-up on the site today. The first batch of 868 miners will be deployed simultaneously and expected to operate and mine Bitcoin once finished all required work.

The hosting team will prepare for initiating the mining operations by setting up the miners and performing the final testing. In addition, the next batch of 560 miners will be deployed in the second week of May 2022. Running at full capacity, the total of 1,428 miners, representing a hash power of 132PH/s, are expected to mine 0.56 BTC per day or generate daily revenue of approximately US$22,000 (assuming Bitcoin price remains at US$39,204.10). We expect to see revenue of approximately US$5 million for 2022 from these miners only.

Mr. Lucas Wang, Chairman and Chief Executive Officer of the Company, commented, “We are excited to announce that the operation of cryptocurrency miners marks the new era of the Company and accelerates the Company’s expansion strategy in North America. We expect to deepen the collaboration with Horizon to expand further as we deploy more miners in the near future. We are confident that we will be able to grow significantly and deliver greater value to shareholders.”

About China Xiangtai Food Co., Ltd.

China Xiangtai Food Co., Ltd., an emerging growth company engaged in crypto mining business. The Company is also actively deploying blockchain technologies, alongside diversified expansion strategies. The current operations are in the United States. For more information, please visit https://irplin.com.

About Horizon Mining Ltd

Horizon Mining Ltd owns and operates a 31MW crypto mining site in Macon City, Georgia. Horizon is led by an experienced management team and technical team, focused on building digital infrastructure and delivery of best-in-class hosting service. Horizon Mining Ltd is a joint venture of Horizon Mining, LLC., a privately-owned, experienced American operator of crypto mining farms sites in multiple states.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

China Xiangtai Food Co., Ltd.

Erick W. Rengifo

Phone: +1-347-556-4747
Email: ir@irplin.com

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com